United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the months of August 2002

Transcom WorldWide S.A.
(Translation of registrant's name into English)

75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __ No. X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

<u>Item</u>

1. Financial Results for the Second Quarter 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 12 , 2002

Transcom WorldWide S.A.

By: /s/
Name :
Title :

TRANSCOM

The Right ANSwer for COMmunication

FINANCIAL RESULTS FOR THE FIRST SIX MONTHS OF 2002

Luxembourg, 6 August 2002 - Transcom WorldWide S.A. ('Transcom') (Stockholmsbörsen: TWWA, TWWB; Nasdaq: TRCMA, TRCMB) today announced its financial results for the six months ended 30 June 2002.

HIGHLIGHTS

- Positive Net Income of €1.7 million (€-0.5 million)
- Net sales of €110.6 million (€112.9)
- Cost of sales down 5.3% to €86.1million (€90.9 million)
- Gross margin improves to 22.1% (19.4%)
- Operating profit margin increases from 0.7% to 3.1% with operating income up to €3.4 million (€0.8 million)
- Post-reporting period acquisition of 75% of Gestel in Spain adds 2 new call centers and €25 million of annual revenues

CONSOLIDATED INCOME STATEMENT (M EUR)	2002 Jan 1-Jun 30	2001 Jan 1-Jun 30	2001 Full year
Net Sales	110.6	112.9	215.3
Earnings before depreciation and amortization	9.7	6.8	14.6
Operating income	3.4	0.8	2.3
Net financial items	-0.3	-0.3	-0.9
Income after financial items and before income tax and minority interest	3.1	0.5	1.4
Net result for the period	1.7	-0.5	-0.8
Earnings per share before dilution	0.03	-0.01	-0.01*
Total weighted average outstanding number of shares before dilution	63,630,248	62,938,677	63,053,939

* Pro-forma as if the shares had been issued on 1 January 2001

OPERATING REVIEW

Transcom continued to deliver improving margins in the first half of 2002 despite an extremely challenging market environment, particularly in the telecommunications sector. Sales revenue was marginally down at €110.6 million (€112.9 million) but the gross margin rose to 22.1% (19.4%), resulting in significantly increased operating profit of €3.4 million (€0.8 million) and a positive net income of €1.7 million (€0.8 million).

The gross margin improvement reflected the 5.3% reduction in the cost of sales, which was achieved through further improvements in efficiency levels, as well as continued above industry average utilization rates. The operating margin consequently improved to 3.1%. Transcom continued to benefit from the efficiency gains at the six new facilities opened in 2001 and the reduction in overflow and sub-contract business to 3rd party suppliers, which was reduced from 14.1% of revenue in the first half of 2001 to 6.9% in the current year.

The most significant development came after the close of the quarter with the announcement on 15 July of the acquisition by Transcom of 75% of Gestel, one of Spain's leading call centre operators, from Banco Santander Central Hispano S.A. (BSCH). Gestel is expected to generate revenues of at least €25 million per annum and the acquisition is being funded from Transcom's operating free cash flow. With the new Retevision contract, the revenues for Gestel are expected to grow substantially during 2003. Gestel's operating results have been consolidated with effect from 1 July 2002. Gestel employs 900 agents in two call centers in the Madrid area and has a four-year contract to provide CRM services to BSCH. The Company manages two call centers in the Barcelona and Seville regions for Retevision, Spain's second largest fixed line telephony company. The acquisition of Gestel expands Transcom's capacity to 7,200 employees in 29 call centers in 16 countries and Transcom's geographical expansion will continue with particular focus on the establishment of further new operations in Western Europe.

The Group provides a broad range of customer relationship management services, comprising inbound and outbound teleservices relating to customer service, technical support and telemarketing, as well as internet services and fulfillment tasks. Transcom has the widest geographical coverage of any call center organization in Europe.

Net sales in the Nordic region increased by 1.7% year on year to €49.5 million, while net sales in the Central and Southern regions amounted to €61.1 million (€64.3 million) in the first half.

The Group entered the Lithuanian market for the first time with the acquisition of Neltelink in Vilnius, in April, and this business has now been fully integrated into the Transcom operations. Transcom now has facilities in all three Baltic States and is well positioned for further growth in Eastern Europe.

The programme of strict cost control has continued into the second half of the year with the winding down and anticipated closure of the facilities in Copenhagen and Helsinki. The capacity is being absorbed by the Vordingborg and Tallinn facilities respectively. This will result in significant cost savings for Transcom and demonstrates the continuing commitment to improving margins by operating from the most cost-efficient locations.

Transcom derives a significant proportion of its income from its principal client, Tele2, the leading pan-European telecommunications service provider. This relationship continues to enable Transcom to organically develop the largest call center network in Europe. Transcom's sales not related to the Tele2 group amounted to €15.8 million or 14.3% of sales in the year to date. Going forward, these numbers will change substantially with the acquisition of Gestel.

The outlook for the remainder of 2002 is positive with increased CRM marketing expenditure anticipated in the second half, and the impact of new revenues from contracts secured in the year to date. The number of outstanding quotes to potential customers remains strong.

Transcom will continue to benefit from the additional capacity and increased efficiency levels arising from the opening of new call centers in Tulle (France), Halle (Germany), Vordingborg (Denmark), Borås (Sweden), Casablanca (Morocco) and Riga (Latvia) during 2001 as well as the acquisitions of Neltelink and Gestel in 2002.

Transcom announced the appointment of Mr Keith Russell as the new President and Chief Executive Officer during the second quarter. Mr Russell has extensive experience and a strong track record in the call centre industry, joining the Group from BSkyB where he was Director of the TV broadcaster's call center operations. Mr Russell will take up his appointment in August 2002. Acting President and CEO of Transcom for the last two and a half years, Mr Vigo Carlund, will resume his full time role as President and Chief Executive Officer of Industriförvaltnings AB Kinnevik, Transcom's former parent company.

FINANCIAL REVIEW

Sales decreased marginally to €110.6 million (€112.9 million), despite the generally decreased marketing expenditure in the telecommunications sector.

Earnings before interest, taxes, depreciation and amortization increased by 42.6% to €9.7 million (€6.8 million). Combined depreciation and amortization for the period increased to €6.3 million (€6.0 million), reflecting Transcom's expansion during the course of 2001.

Operating profits for the first half of 2002 consequently more than quadrupled to €3.4 million (€0.8 million). Transcom's pre-tax profits were sharply up to €3.1 million (€0.5 million), whilst the Group reported a €1.7 million profit after tax, compared to a loss of €0.5 million for the same period last year.

Cash flow from operations in the first half increased by 50% to €8.1 million (€5.4 million). Capital expenditure fell substantially to € 2.1 million (€8.7 million) due to the reduced number of call center openings. Changes in working capital in the first half were €-5.1 million (€4.2 million) and reflected the timing of payments of receivables by clients at the end of the second quarter.

Transcom had liquid funds of €18.5 million (€9.5 million) at the end of the first half, up from €17.6 million at the year end. Long term debt of €15.5 million remained at the same level as at 31 December 2001, comprising the drawn down element of the €27.5 million convertible loan from Industriförvaltnings AB Kinnevik. The equity to assets ratio at the end of the first half was 57% (60%).

OTHER INFORMATION

Transcom's financial results for the first nine months and third quarter of 2002 will be announced on 24 October 2002.

This interim report has not been subject to review by the Company's auditors.

The Board of Directors of Transcom WorldWide S.A..
Luxembourg, 6 August 2002.

For further information please contact:

Vigo Carlund, President and CEO	+46 8 562 000 00
Matthew Hooper, Investor & Press enquiries	+44 20 7321 5010

Transcom WorldWide is a rapidly expanding Customer Relationship Management (CRM) solution provider, with 29 call center operations employing more than 7,200 people in 16 countries – Luxembourg, Sweden, France, Denmark, Germany, Finland, Italy, Switzerland, Norway, the Netherlands, Spain, Austria, Morocco, Estonia, Latvia and Lithuania.

The company provides CRM solutions for companies in a wide range of industry sectors, including telecommunications and e-commerce, travel & tourism, retail, financial services and utilities. Transcom offers clients a broad array of relationship management services, including inbound and outbound call handling, Interactive Voice Response, Internet Services, e-mail processing and fax broadcast. Client programs are tailor-made and range from single applications to complex programs, which are offered on a country-specific or international basis in up to 38 languages.

Transcom WorldWide S.A. 'A' and 'B' shares are listed on the NASDAQ National Market under the symbols TRCMA and TRCMB and on the Stockholmsbörsen O-List under the symbols TWWA and TWWB.

CONSOLIDATED INCOME STATEMENT (M EUR)	**2002 Jan 1-Jun 30**	**2001 Jan 1-Jun 30**	**2001 Full year**
Net Sales	110.6	112.9	215.3
Cost of sales	-86.1	-90.9	-169.6
Gross Profit	24.5	22.0	45.7
Selling, general and admin expenses	-19.5	-19.6	-40.1
Goodwill amortisation	-1.6	-1.6	-3.3
Operating income	3.4	0.8	2.3
Net financial items	-0.3	-0.3	-0.9
Income after financial items	3.1	0.5	1.4
Minority share in earnings	-0.2	0.0	-0.2
Taxes	-1.2	-1.0	-2.0
Net result for the period	1.7	-0.5	-0.8
Earnings per share before dilution	0.03	-0.01	-0.01*
Earnings per share after dilution	0.02	-0.01	-0.01*
Total weighted average outstanding number of shares before dilution	63,630,248	62,938,677	63,053,939
Total weighted average outstanding number of shares after dilution	70,724,087	62,938,677	63,053,939

* Pro-forma as if the shares had been issued on 1 January 2001

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com

CONSOLIDATED INCOME STATEMENT (M EUR)	2002 Apr 1-Jun 30	2001 Apr 1-Jun 30
Net Sales	52.5	53.8
Cost of sales	-42.1	-43.9
Gross Profit	10.4	9.9
Selling, general and admin expenses	-9.8	-10.0
Goodwill amortisation	-0.8	-0.8
Operating income	-0.2	-0.9
Net financial items	-0.2	-0.1
Income after financial items	-0.4	-1.0
Minority share in earnings	0.0	0.0
Taxes	-0.1	-0.5
Net result for the period	-0.5	-1.5
Earnings per share	-0.01	-0.02
Total weighted average outstanding number of shares	63,630,248	62,938,677

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com

CONSOLIDATED BALANCE SHEET (M EUR)	31-Dec 2001	30-Jun 2001	30-Jun 2002
Fixed Assets			
Goodwill	43.4	45.2	41.8
Other Fixed Assets	25.4	24.9	24.6
	68.8	70.1	66.4
Current Assets			
Short-term receivables	38.2	44.2	48.4
Cash and bank	17.6	9.5	18.5
	55.8	53.7	66.9
Total Assets	124.6	123.8	133.3
Shareholders equity	74.3	73.8	76.3
Minority interest in equity	0.4	0.2	0.6
Long-term liabilities			
Convertible Loan	15.5	14.0	15.5
Interest bearing liabilities	0.6	0.1	0.3
	16.1	14.1	15.8
Short-term liabilities			
Non-interest bearing liabilities	33.8	35.7	40.6
Total shareholders equity and liabilities	124.6	123.8	133.3

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com

CONSOLIDATED STATEMENT OF CASHFLOWS (M EUR)	Full Year 2001	Jan 1-Jun 30 2001	Jan 1-Jun 30 2002
Cashflow from:			
Operations	10.3	5.4	8.1
Capital Expenditure	-13.7	-8.7	-2.1
Working capital movement	10.6	4.2	-5.1
Financing activities	5.8	4.0	0.0
Cashflow for the period	13.0	4.9	0.9
Opening liquid funds	4.6	4.6	17.6
Closing liquid funds	17.6	9.5	18.5

SHAREHOLDERS EQUITY (M EUR)	Full Year 2001	Jan 1-Jun 30 2002
Opening balance	74.5	74.3
Issuance of stock	0.8	0.0
Translation differences	-0.2	0.3
Net income for the period	-0.8	1.7
Closing balance	74.3	76.3

The income statement and balance sheet are produced in accordance with International Accounting Standards.

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com